OMV Investor News

08004343

082-03209

August 6, 2008

SUPPL

OMV revokes declaration of intent to combine OMV and MOL

- OMV revokes its intention published on September 25, 2007 to make an offer to shareholders of MOL of HUF 32,000 per share
- The European Commission has indicated that it would not accept commitments that OMV had proposed; since other commitments would be unacceptable to OMV, OMV has decided to withdraw the merger notification filed with the European Commission on January 31, 2008
- Further pursuit of proposed combination with MOL under given conditions would be against OMV's economic and strategic rationale
- OMV continues its successful growth strategy in Central Europe

On September 25, 2007, OMV publicly announced that it would be in a position to make an offer to shareholders of MOL of HUF 32,000 per share once certain impediments to achieve voting control over MOL would have been removed. Today, OMV revokes its intention to make an offer to shareholders of MOL. Accordingly, OMV has decided to withdraw the merger notification filed with the European Commission on January 31, 2008.

On June 16, 2008, the European Commission issued a Statement of Objections, outlining its concerns regarding OMV's potential combination with MOL. OMV does not share these concerns and has submitted its observations on the Statement of Objections. Nonetheless, OMV proposed commitments that OMV would have been willing to offer. The European Commission has, however, indicated that these commitments would not be acceptable. OMV is not prepared to offer more far-reaching commitments without jeopardizing the economic and strategic rationale for the transaction. Therefore, the Board of OMV has decided today to revoke OMV's intention published on September 25, 2007 to make an offer to shareholders of MOL of HUF 32,000 per share and to withdraw the merger notification that OMV had filed with the European Commission on January 31, 2008.

"In addition to the sale of retail stations in various countries, OMV had proposed a 'shared-refinery'/cost center model to address the Commission's principal concerns regarding the concentration of refining capacity across the region," said Gerhard Roiss, OMV's Deputy

8/15

Chairman and responsible for Refining and Marketing. "OMV proposed the creation of a refinery centre, in which an independent third party could have held a capacity share with a share in corporate governance equal to OMV." The proposal included the integration of the Schwechat and Slovnaft refineries, which are only 55 km apart from each other, creating one refinery complex. Such a commitment would have allowed the independent buyer access to significant refining capacity and products, crude transport facilities, storage infrastructure, the ability to sell product at highly competitive terms and, therefore, to become a strong competitor throughout the region. This is an existing business model elsewhere in Europe. For example, OMV already shares refining capacity along with BP, ENI and Ruhroil at the Bayernoil refinery network.

"The EU has stated the need for a common European energy policy and to support a policy of creating stronger European energy companies to ensure the security of supply for the region – fundamental objectives for our proposed combination with MOL," said Wolfgang Ruttenstorfer, Chief Executive of OMV.

"We strongly believe in our original rationale for a strategic alliance with MOL. The combination of both companies would have significantly enhanced the security of energy supply throughout the region through both greater diversification of crude oil supply, as well as the greater scale in upstream to generate additional growth of the combined resource base," stated Wolfgang Ruttenstorfer.

An immediate benefit of the combination with MOL would have been the creation of a more efficient downstream business. OMV believes that increased efficiency, together with optimizations both at corporate level and in the upstream, gas and petrochemical divisions, would have helped the combined group to deliver total pre-tax synergies of approximately EUR 400 mn per annum.

"OMV has a core principle to only follow and implement value accretive deals. We pursued our goal as long as there was a reasonable chance that such a transaction would meet our disciplined criteria for value generation. Given the indication from the European Commission that it would not accept our remedy proposal, OMV's board has concluded that such a merger would not fulfil our standards." Ruttenstorfer added.

OMV continues to believe strongly that consolidation in the Central European oil and gas industry will continue. OMV is now considering various options to maximize the value of its 20.2% stake in MOL and to benefit from value creation in the consolidation process.

As an active shareholder in MOL, OMV will continue to seek ways that ensure the best principles of corporate governance are applied. Therefore, the law suits regarding MOL's corporate governance will be continued.

OMV's desire to achieve a combination with MOL has always been independent from its strategy for the growth of the existing businesses – as an integrated oil and gas company. OMV's business remains firmly on track to deliver the targets that have been set through to 2010. OMV remains focused on delivering its strategy and continuing to play an active role in the growth region of Central Europe. In addition, OMV's diversified geographic portfolio of upstream assets continues to provide OMV with real strength, with new developments in New Zealand, Kazakhstan, Austria and Yemen in the second half 2008.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a market capitalization of approximately EUR 13 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in continental Europe. OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.11% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – September and Q3 2008 on November 6, 2008

Move & More. OMV

Report January – June and Q2 2008

including interim financial statements as of June 30, 2008

Another strong performance across all segments; confident outlook

August 6, 2008
6:30 am (BST), 7:30 am (CET)

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
795	951	562	69	EBIT	1,746	1,074	63	2,184
792	1,083	584	86	Clean EBIT	1,875	1,064	76	2,377
446	684	411	66	Net income after minorities	1,130	743	52	1,579
444	741	435	71	Clean net income after minorities	1,185	752	58	1,649
1.49	2.29	1.38	66	EPS in EUR	3.78	2.49	52	5.29
1.49	2.48	1.46	70	Clean EPS in EUR	3.97	2.52	58	5.52
813	1,085	455	138	Cash flow from operations	1,898	1,126	69	2,066
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.25

- **Strong operating results in quarter, with clean EBIT rising 86% to EUR 1,083 mn versus Q2/07**
- **Result driven by E&P clean EBIT up 81% and R&M clean EBIT up 140%; Petrom group contributed in total EUR 361 mn, up 109%**
- **Clean net income after minorities up by 71% to EUR 741 mn; clean EPS of EUR 2.48**
- **Outlook for 2008: We expect to deliver further robust earnings, supported by new field developments in upstream, benefits of optimization programs in downstream, further expansion of the international gas business and the gas logistics business and ongoing modernization at Petrom.**

Wolfgang Ruttenstorfer, CEO of OMV:
"We are pleased with the consistent progress that OMV continues to make, posting stronger six month results in all segments compared to the same period last year. In particular, the upstream environment continues to be favorable, with Petrom once again contributing significantly to Group results. In addition, our diversified geographic portfolio of upstream assets continues to provide us with real strength, with new developments in New Zealand, Kazakhstan, Yemen and Austria ramping up in the second half of the year. Looking forward, we expect oil prices to remain high, though declining from the record levels seen in the first half year, whilst our indicator refining margins should continue to be impacted by the high cost of crude. However, new upstream production, together with ongoing efficiency initiatives at Petrom should help offset these developments. Longer term, we will continue to invest the significant cash flows that the Group is generating in further developing and growing our high quality portfolio."

Content

Move & More. OMV

Financial highlights

Second quarter 2008 (Q2/08)

In Q2/08, results were again driven by a favorable crude price environment. The Brent price rose steadily, exceeding last year's Q2 average by 76%, more than offsetting the impact of the weaker USD and a lower OMV indicator refining margin. The **Group's EBIT** of EUR 951 mn was 69% above the level of Q2/07. The EBIT contribution of **Petrom** was EUR 235 mn. **Net financial result** exceeded the Q2/07 level, reflecting the higher dividend income. **Net income after minorities** of EUR 684 mn rose by 66% compared to last year. **Clean EBIT** was up by 86% at EUR 1,083 mn excluding net **special charges** of EUR 132 mn, which mainly related to provisions in connection with litigations in Romania. **Petrom's** clean EBIT contribution increased by 109% to EUR 361 mn. **Clean net income after minorities** was EUR 741 mn and **clean EPS after minorities** was EUR 2.48, up by 70% on Q2/07.

In **Exploration and Production (E&P)**, clean EBIT increased by 81% compared to Q2/07 to EUR 812 mn despite the negative impact of USD exchange rates, essentially reflecting the favorable oil price environment. The Group's oil and gas production was 310,000 boe/d, 4% below Q2/07.

In **Refining and Marketing (R&M)**, clean EBIT was EUR 256 mn, exceeding Q2/07 by 140%. The high oil price had a negative effect on costs of own energy consumption in the refineries, but also brought about significant positive inventory effects. The marketing contribution improved considerably thanks to higher volumes and the strength of the non-oil business.

In **Gas and Power (G&P)**, clean EBIT increased by 3% to EUR 43 mn, mainly due to the strong contribution of the logistics business which benefited from higher marketed transportation volumes and the consolidation of the operating company of the WAG pipeline. Moreover, storage profited from solid demand. Marketing and trading saw difficult market conditions in the existing regulatory situation.

January – June 2008 (6m/08)

In 6m/08, the average Brent price in USD was 73% higher than in 6m/07. Overall, the Group generated a strong financial performance, with EBIT and net income well above last year's levels. The **Group's EBIT** of EUR 1,746 mn was 63% above the level of 6m/07; the EBIT contribution of **Petrom** amounted to EUR 512 mn, an increase by 67%. The **net financial result** decreased, reflecting mainly the increase in net interest expenses. **Net income after minorities** of EUR 1,130 mn was 52% above last year's level. **Clean EBIT** was 76% higher, at EUR 1,875 mn after excluding net special charges mainly relating to litigation provisions and personnel costs. **Petrom's** clean EBIT contribution thus stood at EUR 635 mn, up by 118%. **Clean net income after minorities** was EUR 1,185 mn and **clean EPS** after minorities was EUR 3.97, 58% above 6m/07.

In **E&P**, clean EBIT increased by 78% compared to 6m/07, mainly reflecting generally higher price levels and higher sales volumes, despite lower production and a negative FX impact. The Group's oil and gas production stood at 316,000 boe/d, 2% below last year.

In **R&M**, clean EBIT increased by 118% compared to 6m/07, reflecting mainly positive inventory effects in the refineries as a consequence of the oil price increases as well as progress in marketing, which more than compensated for a weaker petrochemicals result west.

In **G&P**, clean EBIT increased by 8% driven by the contribution from the logistics business, which was supported by increased storage utilization and higher transportation volume sold as well as the consolidation of Baumgarten-Oberkappel Gasleitungsgesellschaft mbH.

Significant events in Q2/08

Following the Annual General Meeting (AGM) of MOL on April 23, OMV decided to challenge the validity of the shareholder resolutions adopted at the MOL AGM.

On April 25, OMV acquired an 80% interest as operator in an offshore exploration license in Tunisia. The block covers an area of around 6,500 km² and is located approximately 30 km north of the producing oilfield, Ashtart.

OMV's AGM on May 14 approved a dividend of EUR 1.25 per share. Following the resignation of two Supervisory Board members, Alyazia Al Kuwaiti and Mohamed Al Khaja were elected as new members of the Supervisory Board at the AGM.

On May 28, OMV signed a new EUR 1.5 bn 3-year syndicated revolving credit facility. Its potential utilization is dedicated to general corporate purposes.

On May 29, the Nabucco consortium announced an update of its investment expectations for the Nabucco pipeline based on an actual market survey. The project investment costs are now estimated at around EUR 7.9 bn, reflecting the current market environment.

On June 2–3, OMV and Petrom hosted a site visit to Bucharest and the Petrobrazi refinery and oil fields providing around 65 institutional investors and analysts with an update about the ongoing restructuring and modernization of Petrom.

OMV was awarded an additional exploration license in Norway on June 23. The new license, in which OMV holds a 30% interest, is located in the Norwegian North Sea. The partners in the consortium are Talisman as operator and DONG.

Outlook 2008

We expect the main market drivers (crude price, refining margins and the USD/EUR exchange rate) to remain highly volatile throughout 2008. Average crude prices and the Brent-Urals spread should be above the level of 2007. The average USD/EUR exchange rate for 2008 is expected to weaken compared to the 2007 year-end level. We expect a relatively stable RON versus the USD, while depreciating against the EUR. We expect OMV indicator refining margins, driven by high cost of own energy consumption, slightly below the level of 2007.

In **E&P**, production shortfalls in 6m/08 due to shutdowns in the UK and Austria and lower gas production in Romania should be largely compensated by new developments in New Zealand, Kazakhstan, Austria, Libya and Yemen coming on stream in the second half of 2008. In Romania, the well modernization program will continue, as will efforts to further enhance production efficiency. One of the key initiatives in 2008 will be the integration of the oil services business of Petromservice. Overall, industry cost inflation is expected to continue in the high oil price environment. However, actions to tighten cost control and the modernization program at Petrom will help to mitigate this trend. In July 2008, the contracts for the blocks NC115 and NC186 in Libya have been extended and converted to the EPSA IV contractual framework, effective from January 2008. As a result OMV will adapt its production reporting on NC115 to pre-tax reporting starting with August 1, 2008. Reporting for NC186 had already been adapted in Q4/06. Overall, these contractual changes will lead to operating income remaining largely intact but an increase of the Group's income tax rate and therefore lower net income. However, the production expectation for Libya remains unchanged and reserves should increase due to the extension of the contract period.

In **R&M**, the restructuring of the Bayernoil refinery network is scheduled to be finalized in 2008. The Neustadt refinery was shut down in spring for approximately one month and the site in Ingolstadt will be permanently closed in Q3/08, leading to a reduction in the annual refinery capacity of Bayernoil from 12 mn t to 10.3 mn t (thereof OMV share: 45%). The efficiency of the Bayernoil refinery network will be increased through the installation of a new hydrocracker which will enable an increase in the share of heavy crude input and, at the same time, an improvement of the product yield by increasing middle distillates and reducing heavy fuel oil. In today's environment within Petrom's refining business the Arpechim refinery cannot generate the required rate of return due to the high own energy consumption, unfavorable product yields and high fixed costs. Therefore, the investment focus will be to ensure HSE compliance and several options are under discussion to reorganize the operations at Arpechim. In the course of the planning process, which is expected to last for the next months, these options will be evaluated. After finalization of this planning process resulting impacts including potential impairments will be reassessed. A continuously increasing demand for fuel is expected especially in the south-eastern EU countries, which should lead, in addition to the ongoing quality improvement of the filling station network, to higher sales and a better contribution from the non-oil business.

In the **G&P** segment, the marketing and trading business will focus on extending the trading activities at international

hubs and on growing the direct sales business. Due to the regulated market price in Romania and the increasing import price for gas, margins remain under pressure. For the Nabucco project an open season process is planned for 2008, which should lead to the first transport contracts. This will be the basis for the final investment decision. The feasibility studies for the Adria LNG project are to be completed during the course of 2008. The launch of the construction of the power plant in Romania at Petrobrazi is a milestone in 2008. Further power plant projects are under evaluation. OMV's participation in Oberösterreichische Ferngas AG has been restructured in Q3/08. The pipeline and distribution system has been spun off and sold to the existing partners. In return, OMV's stake in the residual company, which holds a participation in EconGas GmbH of 13.55%, increased to 65%.

On the back of our challenging organic growth targets, the continuing modernization of Petrom's operations and the general trend of increasing costs in the oil industry, **average annual investments** of approximately EUR 3 bn are planned until 2010 (excluding acquisitions and the Libyan contract renewals). All investment decisions are taken on a value-based approach, which is essential if we are to meet our target of a 13% ROACE over the course of the business cycle, given average market indicators.

At a glance

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
5,955	6,965	4,581	52	Sales [1]	12,919	9,176	41	20,042
679	752	442	70	EBIT E&P	1,431	863	66	1,933
43	200	94	113	EBIT R&M	243	123	98	84
88	27	42	(36)	EBIT G&P	115	121	(5)	244
(15)	(28)	(16)	79	EBIT Corporate and Other	(43)	(33)	33	(77)
795	**951**	**562**	**69**	**EBIT Group**	**1,746**	**1,074**	**63**	**2,184**
679	812	448	81	Clean EBIT E&P [2]	1,491	837	78	1,978
40	256	107	140	Clean EBIT R&M [2]	296	136	118	224
88	43	42	3	Clean EBIT G&P [2]	131	121	8	250
(15)	(28)	(14)	104	Clean EBIT Corporate and Other [2]	(43)	(31)	42	(76)
792	**1,083**	**584**	**86**	**Clean EBIT [2]**	**1,875**	**1,064**	**76**	**2,377**
773	1,044	628	66	Income from ordinary activities	1,817	1,173	55	2,412
566	782	481	63	Net income	1,348	882	53	1,843
446	684	411	66	Net income after minorities	1,130	743	52	1,579
444	741	435	71	Clean net income after minorities [2]	1,185	752	58	1,649
1.49	2.29	1.38	66	EPS in EUR	3.78	2.49	52	5.29
1.49	2.48	1.46	70	Clean EPS in EUR [2]	3.97	2.52	58	5.52
813	1,085	445	138	Cash flow from operating activities	1,898	1,126	69	2,066
2.72	3.63	1.52	138	CFPS in EUR	6.35	3.77	68	6.92
2,497	2,628	1,823	44	Net debt/(net cash)	2,628	1,823	44	2,453
24	24	18	37	Gearing in %	24	18	37	24
815	765	1,561	(51)	Capital expenditures	1,580	2,088	(24)	4,118
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.25
–	–	–	n.a.	ROFA (%)	35	26	35	25
–	–	–	n.a.	ROACE (%)	20	16	30	16
–	–	–	n.a.	ROE (%)	26	18	40	19
42,727	41,957	37,910	11	OMV employees	41,957	37,910	11	33,665
37,230	36,319	32,557	12	thereof Petrom group	36,319	32,557	12	28,233

[1] Sales excluding petroleum excise tax

[2] Adjusted for exceptional, non-recurring items

Exploration and Production (E&P)

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
1,181	1,404	987	42	Segment sales	2,585	1,879	38	4,247
679	752	442	70	EBIT	1,431	863	66	1,933
–	(60)	(7)	n.m.	Special items	(60)	25	n.m.	(45)
679	812	448	81	Clean EBIT	1,491	837	78	1,978

Q1/08	Q2/08	Q2/07	Δ%	Key performance indicators	6m/08	6m/07	Δ%	2007
29.3	28.3	29.3	(4)	Total hydrocarbon production in mn boe	57.5	58.3	(2)	117.2
322,000	310,000	322,000	(4)	Total hydrocarbon production in boe/d	316,000	322,000	(2)	321,000
15.2	14.9	14.9	0	Crude oil and NGL production in mn bbl	30.1	29.4	2	59.8
79.1	74.5	80.7	(8)	Natural gas production in bcf	153.6	162.1	(5)	321.6
96.71	121.18	68.75	76	Average Brent price in USD/bbl	109.05	63.21	73	72.39
89.71	111.62	62.20	79	Average realized crude price in USD/bbl	100.78	57.02	77	66.27
58.26	81.74	52.10	57	Exploration expenditure in EUR mn	140.01	90.57	55	331.29
26.79	82.74	39.84	108	Exploration expenses in EUR mn	109.54	57.18	92	221.20
13.50	14.68	12.82	15	OPEX in USD/boe	14.08	12.50	13	13.19

Thereof Petrom group (included above)

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
289	266	198	34	EBIT	555	389	43	806
–	(65)	0	n.m.	Special items	(65)	18	n.m.	(21)
289	332	198	67	Clean EBIT	620	370	67	826

Q1/08	Q2/08	Q2/07	Δ%	Key performance indicators	6m/08	6m/07	Δ%	2007
198,000	194,000	196,000	(1)	Total hydrocarbon production in boe/d	196,000	199,000	(2)	197,000
8.5	8.5	8.5	1	Crude oil and NGL production in mn bbl	17.1	16.9	1	34.0
1.5	1.4	1.4	(3)	Natural gas production in bcm [1]	2.9	2.9	(3)	5.8
93.00	117.24	65.30	80	Average Urals price in USD/bbl	105.22	59.74	76	69.38
84.87	104.84	59.29	77	Average realized crude price in USD/bbl	94.87	54.12	75	62.43
197.47	211.71	187.07	13	Regulated domestic gas price for producer in USD/1,000 cbm	204.49	170.00	20	183.98
17.29	18.99	16.66	14	OPEX in USD/boe	18.13	16.08	13	17.03

[1] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

Second quarter 2008 (Q2/08)

- **High oil prices led to strong results, impacted by weaker USD**
- **Lower production volumes compared to Q2/07 due to shutdowns in Austria and the UK as well as technical difficulties due to the gas pipeline pressure in Romania; however, total sales volumes higher**
- **OPEX in USD/boe burdened by negative FX effects and cost inflation**

Segment sales increased significantly compared to Q2/07 mainly due to higher liftings and the favorable oil price environment, despite a weaker USD compared to the EUR. The **Brent** price in USD was 76% above the level of Q2/07, and the Group's average **realized crude price** even increased by 79% to USD 111.62/bbl. The Urals crude price, the reference oil price in Romania, increased by 80%. The price differential between the Brent price and OMV's realized crude price in Q2/08 was USD 9.6/bbl (Q2/07: USD 6.6/bbl). The Group's average **realized gas price** in

EUR was up by 9% compared to Q2/07, reflecting overall gas price increases. In Q2/08, Petrom contributed RON 22 mn (EUR 6 mn) to the established Social Gas Fund, reflecting the gas price increases in 2008.

EBIT increased by 70% compared to Q2/07 despite weaker production volumes in Austria, the UK and Romania, which could not be compensated by increased volumes in Libya, Kazakhstan and Yemen. The positive effects of the favorable oil price environment more than offset the adverse FX developments as well as higher exploration expenses. The weakening of the USD adversely affected oil revenues, whereas the weakening of the RON against the EUR (compared to Q2/07) had a positive impact on RON-denominated costs in EUR terms. Romanian gas prices in EUR terms were negatively affected by the weakening of the Romanian currency since they are fixed in RON. Excluding net special charges of EUR 60 mn, **clean EBIT** was 81% above last year's level. Special charges refer to further provisions for litigation in Romania relating to employee bonus payments, which could only partly be offset by book gains on the sale of the oil field Dunlin in the UK and the sale of non-core assets in Romania.

Production costs excluding royalties in USD/boe (OPEX) increased by 15% compared to Q2/07. In Petrom, OPEX/boe was up by 14%, mainly due to lower volumes, increased electricity costs as well as FX-effects (the RON strengthened by 4% against the USD). **Exploration expenditure** increased by 57% to EUR 82 mn compared to Q2/07, mainly due to increased exploration activities in Austria, Tunisia and the UK. **Total production** of oil, NGL and gas declined compared to Q2/07, to reach 310,000 boe/d, mainly due to a planned shutdown in Schiehallion (UK) and the shutdown in Aderklaa (Austria) for revamping the sour gas plant. In Romania, gas production was negatively influenced by high pressure in the local gas pipelines that hampered the access to the system as Petrom has lower pressure in its delivery systems. **Oil and NGL production** was at a similar level to Q2/07. As part of the well recompletion program aimed at reducing maintenance shutdowns, 858 wells were modernized in the course of Q2/08; the number of recompleted wells since the start of the program in 2007 reached 3,537. The Habban oil field in Yemen is gradually increasing production. **Gas production** decreased by 8% compared to Q2/07, mainly due to lower gas volumes in Romania and Austria. However, despite lower production volumes, **total sales quantity** increased.

Compared to Q1/08, clean EBIT increased by 20% mainly due to higher oil prices, despite increased OPEX, higher exploration expenses and negative FX effects. The EUR/RON FX exchange rate remained at a similar level compared to Q1/08. While the average Brent price increased by USD 24.5/bbl, the Group's realized crude price was up by only USD 21.9/bbl, reflecting the higher Urals discount to Brent. The Group's oil and gas production was below the level of Q1/08, mainly due to shutdowns. In Romania, production was at a slightly lower level than in Q1/08 due to lower gas volumes, while oil production remained stable.

January – June 2008 (6m/08)

Segment sales increased significantly due to higher price levels and sales volumes, despite weaker USD FX-rates. The Brent crude price increased by 73% compared to 6m/07, the Group's average **realized crude price** was USD 100.78/bbl, an increase of even 77%. The Group's average **realized gas price** was up by 14%, mainly reflecting the increased overall gas price level. The increase in regulated domestic gas price for producers in Romania in 2008 is not reflected as the effect is attributed to the Social Gas Fund.

EBIT rose by 66% compared to 6m/07 mainly due to significantly higher prices and despite lower production volumes and negative FX-effects. EBIT included the above-mentioned net special charges of EUR 60 mn. **Clean EBIT** was 78% above last year's level.

Production costs excluding royalties in USD/boe (OPEX) increased by 13% compared to 6m/07. At Petrom, OPEX was up 13% as well, mainly due to FX-effects (the RON strengthened by 4% against the USD) and the negative impact of lower production volumes on unit costs. **Exploration expenditure** was up 55% on 6m/07, mainly driven by increased activities at Petrom (6m/08: EUR 63 mn), Austria, the UK and Tunisia. **Total production** of oil, NGL and gas fell by 2%, mainly due to lower production in Austria, at Petrom and in the UK. **Oil and NGL production** was 2% above 6m/07, mainly due to increased production in Libya, Yemen and Tunisia. **Gas production** decreased by 5%. At Petrom, gas production was negatively impacted by maintenance work on highly productive gas wells in Q1/08 as well as technical difficulties due to the pipeline pressure in Q2/08.

Refining and Marketing (R&M)

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
4,705	6,047	3,851	57	Segment sales	10,751	7,350	46	16,312
43	200	94	113	EBIT	243	123	98	84
5	1	25	(95)	thereof petrochemicals west	6	65	(91)	63
3	(56)	(13)	n.m.	Special items	(53)	(13)	n.m.	(140)
40	256	107	140	Clean EBIT	296	136	118	224

Q1/08	Q2/08	Q2/07	Δ%	Key performance indicators	6m/08	6m/07	Δ%	2007
4.24	6.76	7.06	(4)	OMV indicator refining margin in USD/bbl	5.53	6.15	(10)	5.15
5.99	5.83	5.22	12	Refining input in mn t	11.81	11.47	3	23.22
87	84	76	10	Utilization rate refineries in %	85	84	1	85
5.36	5.75	5.23	10	Refining sales volumes in mn t	11.11	10.45	6	21.42
0.55	0.57	0.49	17	thereof petrochemicals in mn t	1.12	1.06	6	1.97
4.20	4.74	4.10	15	Marketing sales volumes in mn t	8.94	7.98	12	17.09
2,529	2,527	2,528	0	Marketing retail stations	2,527	2,528	0	2,538

Thereof Petrom group (included above)

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
(23)	(8)	(40)	(81)	EBIT	(30)	(113)	(73)	(274)
3	(44)	(2)	n.m.	Special items	(41)	(2)	n.m.	(101)
(26)	37	(37)	n.m.	Clean EBIT	11	(111)	n.m.	(173)

Q1/08	Q2/08	Q2/07	Δ%	Key performance indicators	6m/08	6m/07	Δ%	2007
0.65	1.12	6.52	(83)	OMV indicator refining margin east in USD/bbl	0.90	5.45	(83)	3.56
1.46	1.51	1.21	25	Refining input in mn t	2.96	2.87	3	5.92
73	76	60	25	Utilization rate refineries in %	75	72	3	74
1.25	1.48	1.08	37	Refining sales volumes in mn t	2.73	2.39	14	5.33
0.09	0.09	0.08	6	thereof petrochemicals in mn t	0.17	0.17	1	0.36
1.20	1.42	1.04	37	Marketing sales volumes in mn t	2.62	2.14	23	4.65
810	808	791	2	Marketing retail stations	808	791	2	807

Refining west: Schwechat (Austria), Burghausen and Bayernoil (Germany)
Refining east: Petrobrazi and Arpechim (Romania)

Second quarter 2008 (Q2/08)

- **Increasing crude prices led to higher cost of own energy consumption, but also to significant inventory gains; OMV indicator margin west was strongly supported by high middle distillate spreads**
- **Substantially weaker petrochemicals business west due to high naphtha prices leading to lower margins and high costs for own energy consumption**
- **Marketing result benefited from higher volumes at a similar retail margin level compared to Q2/07**

The impact of higher price levels and volumes led to 57% higher **R&M segment sales** compared to Q2/07. **Clean EBIT** came in substantially above the level of Q2/07 reflecting mainly positive inventory effects in refining and improved marketing volumes. In Q2/08, net special charges, mainly for provisions in respect of litigations at Petrom and personnel restructuring in refining west amounted to EUR 56 mn, resulting in a reported **EBIT** of EUR 200 mn, 113% above the level of Q2/07.

The clean EBIT in **refining** almost doubled compared to Q2/07. Despite an overall weaker OMV indicator refining margin (further burdened by the USD weakness), the fuels result improved, supported by a better contribution from Petrom as a consequence of positive inventory effects, further improvements in the rate of own energy consumption and higher sales volumes, compensating for a weaker petrochemicals result west. In refining west, the weaker trend in local market price levels compared to

Rotterdam for products such as heavy fuel oil and bitumen, especially in Germany but also in Austria, was a burden. However, the OMV indicator refining margin west of USD 8.87/bbl was driven by high middle distillate spreads; the western refineries in particular benefited from this as they have around 50% of middle distillate in their product yield. In contrast, the OMV indicator refining margin east dropped sharply to USD 1.12/bbl, compared to USD 6.52/bbl in Q2/07. Weaker gasoline and heavy product spreads, combined with the high cost of own energy consumption (which is reflected in the OMV indicator margins, but not in the NWE and Med Urals refining margins published by Reuters) were the main reasons for this decline. Nevertheless, clean EBIT improved significantly mainly due to substantial positive inventory effects.

Overall **capacity utilization** stood at 84%, significantly above Q2/07, which was affected by shutdowns in Schwechat, Burghausen and Arpechim. In Q2/08, the Bayernoil refinery Neustadt had a planned maintenance shutdown of four weeks. Capacity utilization at refining east was 76% (vs. 60% in Q2/07). Total **refining sales** were 10% above Q2/07, mainly on the back of increased domestic heating oil sales, which were at a very low level in Q2/07.

The **petrochemicals result west** (excluding Petrom) was considerably below the level of Q2/07, mainly reflecting 28% higher naphtha prices, which also increased the costs of own energy consumption. **Petrochemicals sales volumes west** (excluding Petrom) increased by 19% compared to Q2/07, reflecting the capacity increase at Burghausen, which was completed in Q4/07.

The **marketing** result came in well above the level of Q2/07, mainly due to higher volumes and a strong non-oil business. The Group's retail margins were at the same level as in Q2/07, while overall commercial margins improved. **Marketing volumes** increased by 15% compared to Q2/07 due to both higher retail and commercial sales, supported by higher heating oil sales, which were at a very low level in Q2/07. Improved retail station management as well as increased demand led to significantly higher retail sales volumes at the Petrom sites. As of June 30, 2008, the total number of **retail stations** in the Group was at the same level as at the end of June 2007. In line with the strategy to strengthen the non-oil business, the number of VIVA shops was increased to 1,006 shops per end of Q2/08 from 957 shops at the end of Q2/07.

Compared to Q1/08, clean EBIT in refining improved significantly. Despite the unfavorable impact of higher crude prices on the cost of own energy consumption (which is also reflected in the OMV indicator refining margins), refining margins increased from Q1/08 levels, reflecting higher middle distillate spreads. The refining business again recorded positive inventory effects, at a significantly higher level than in Q1/08. In the petrochemicals business, high naphtha prices weighed on the costs of own energy consumption. In combination with lower petrochemical margins, this led to a petrochemicals result west well below the level of Q1/08. The marketing business was much stronger than in Q1/08, supported by the positive effect of the seasonal increase in demand on volumes and also helped by a better non-oil business.

January – June 2008 (6m/08)

R&M segment sales increased by 46% mainly due to higher price levels and volumes.

Despite a significantly weaker petrochemicals environment EBIT was considerably above last year's level, reflecting mainly positive inventory effects in refining and improvements in the marketing business. **Clean EBIT** more than doubled compared to 6m/07 and excluded mainly the above mentioned special charges.

The **refining** result improved significantly compared to 6m/07. Positive inventory effects and higher volumes more than compensated for the sharp decline in the OMV indicator refining margin in EUR terms. The OMV indicator refining margin east, with a high proportion for fuels and losses in the calculation, was particularly affected by the high crude price environment.

Overall **capacity utilization** increased to 85% thanks to the lower impact of shutdowns compared to 6m/07. Total **refining sales volumes** were up by 6%.

The **petrochemicals result west** (excluding Petrom) did not reach the excellent level of 6m/07, mainly reflecting lower margins and the high cost of own energy consumption. **Petrochemical sales volumes west** were 7% up compared to 6m/07, caused by increased capacity in Burghausen.

The **marketing** result came in significantly above the level of 6m/07. While margins in the retail sector were unchanged overall, margins in the commercial business increased by 12%, recovering from the poor 6m/07 levels, especially in diesel and domestic heating oil. Volumes in the retail and the commercial business at both, Petrom and at the rest of OMV's markets, showed a positive trend.

Gas and Power (G&P)

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
1,061	735	573	28	Segment sales	1,797	1,462	23	3,096
88	27	42	(36)	EBIT	115	121	(5)	244
1	(17)	0	n.m.	Special items	(16)	0	n.m.	(7)
88	43	42	3	Clean EBIT	131	121	8	250

Q1/08	Q2/08	Q2/07	Δ%	Key performance indicators	6m/08	6m/07	Δ%	2007
4.07	2.56	2.59	(1)	Combined gas sales volumes in bcm	6.63	6.55	1	13.07
784,624	799,012	742,341	8	Average storage capacities sold in cbm/h	791,818	773,307	2	771,286
16.28	16.37	15.84	3	Total gas transportation sold in bcm	32.65	31.67	3	64.31

Thereof Petrom group (included above)

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
16	(13)	12	n.m.	EBIT	3	31	(90)	49
1	(16)	0	n.m.	Special items	(16)	0	n.m.	(6)
16	3	12	(75)	Clean EBIT	19	31	(39)	55

Q1/08	Q2/08	Q2/07	Δ%	Key performance indicators	6m/08	6m/07	Δ%	2007
370	370	275	35	Import price in USD/1,000 cbm	370	288	29	293
197	212	187	13	Regulated gas price for producers in USD/1,000 cbm	204	170	20	184
1.50	1.15	1.24	(7)	Gas sales volumes in bcm	2.65	2.76	(4)	5.26

Second quarter 2008 (Q2/08)

- **Seasonally lower sales volumes and lower results in the marketing and trading business compared to Q1/08**
- **Very strong contribution from the transportation and storage businesses compared to Q2/07**
- **Maintenance shutdown in fertilizer plant Doljchim weighed on sales volumes and result**

EBIT declined by 36% compared to Q2/07, impacted by the shutdown and impairments at Doljchim and litigation provisions at Petrom. **Clean EBIT** was up 3% compared to Q2/07. While the logistics business significantly improved its result, gas supply, marketing and trading were impacted by the regulatory environment and by limited short-term optimization opportunities compared to Q2/07.

In **gas supply, marketing and trading**, regulatory effects with high import prices and stable regulated sales prices in Romania as well as a challenging market environment in all target markets weighed on the results. Total sales volumes were almost stable compared to Q2/07 with lower volumes at Petrom and higher volumes at EconGas.

The 8% increase in EconGas' sales volumes mainly originates from power plants and distribution companies, primarily resulting from lower temperatures in Q2/08 than in Q2/07, which is also reflected by the higher number of heating degree days. Increasing competition and the current situation on the international spot markets put pressure on EconGas' EBIT compared to Q2/07 (EUR 6 mn vs EUR 11 mn in Q2/07). In Romania, import obligations (the requirement to sell a certain percentage of import gas to eligible customers since Q3/06) affected the result of Petrom's gas business. While the import price in USD increased by 35% compared to Q2/07, the average regulated domestic gas price for producers (relevant for Petrom) in Q2/08 was USD 212/1,000 cbm (RON 495/1,000 cbm), 13% higher compared to Q2/07 (9% in RON terms). Sales volumes declined by 7% at Petrom compared to Q2/07 due to weather conditions in Romania in Q2/08 not generating an increased demand from gas-fired power plants as it was the case last year. Also the maintenance shutdown in the fertilizer plant Doljchim had a negative impact on volumes. Furthermore, Romanian gas production declined by 3% and domestic gas volumes injected into storages increased compared to Q2/07.

The **transportation business** benefited from higher marketed transportation volumes and the consolidation of the operating company of the WAG pipeline, the Baumgarten-

Oberkappel Gasleitungsgesellschaft m.b.H. Total gas transportation sold increased by 3% compared to Q2/07, due to the increased capacity of WAG, which came into operation in Q4/07 and the optimized marketing of the transport capacity of other pipelines. The storage business profited from solid demand, with withdrawal rates and volumes booked at high levels. The average storage volume as well as capacity sold were therefore above last year's level.

Doljchim, Petrom's fertilizer plant, which is reported as part of Gas and Power as of Q1/08, benefited from high product prices, especially in methanol. However, a shutdown of the methanol plant led to lower sales volumes of methanol and in connection with impairments of assets, to a negative result of EUR (14.9) mn. Excluding this impairment clean EBIT of Doljchim was negative at EUR (1.8) mn.

In June, EconGas and the Central European Gas Hub (CEGH) jointly performed the sixth gas release program. Participation from national and international potential buyers was dense and 250 mn cbm gas were auctioned from bidders from Germany, Switzerland and Spain. Delivery will start at the beginning of October 2008.

Compared to Q1/08, EBIT decreased by 70%, mainly caused by the seasonal decline in the gas supply, marketing and trading business and the negative result of Doljchim. Due to seasonality, marketing and trading saw lower total sales volumes (down by 37%) and consequently lower results. In total, both domestic sales volumes as well as sales volumes realized on international markets for EconGas remained below Q1/08, with a disproportionate decrease in volumes realized abroad. Petrom's lower sales volumes (down by 23%) were also linked to seasonality, as well as lower natural gas consumption in Romania, which showed an even steeper decline. The logistics business benefited from stable marketed transportation volumes. The start-up of a new loop of the WAG pipeline in April led to a increase in the transportation volumes sold. Demand for storage services, both volumes and withdrawal rates, showed the expected seasonal decline. Injection rates, on the other hand, reflected the strong demand typical of the summer months. As mentioned above, Doljchim's result was impacted by the effects of the shutdown, which led to lower sales volumes and by the write-offs of assets in Q2/08. The clean EBIT decreased from EUR 2.9 mn in Q1/08 to EUR (1.8) mn in Q2/08.

January – June 2008 (6m/08)

EBIT was 5% below last year's level, mainly caused by the negative contribution of Doljchim in Q2/08 and a lower result in gas supply, marketing and trading. **Clean EBIT** increased by 8% due to significantly improved results of the logistics business partly driven by the consolidation of Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H.

In gas supply, marketing and trading, the sales volume increased compared to 6m/07. In Romania volumes were below last year, where power plants generated increased demand, while EconGas was able to increase its volumes, particularly to distribution companies, due to especially cold temperatures at the beginning of this year. In Romania, results were further affected by the regulatory environment and increasing import prices. Although last year conditions for optimization were more favorable, the international business activities remained at a steady level and contributed positively to EconGas' overall result.

The **logistics** business benefited from higher volumes. Starting in 2008, OMV introduced a new definition for the sold transportation capacity of gas, which supports European efforts in harmonization and transparency. Due to the close interconnection of the pipelines and the increasing importance of sold capacities against the main flow direction of pipelines, the calculation is now based on quantities assigned to shippers or distributors at pipeline connection points. These volumes are based on transit as well as domestic volumes. Total gas transportation sold increased, primarily due to higher volumes sold on the Penta West and WAG pipeline systems. Compared to 6m/07, storage volumes sold were higher, whereas the demand for withdrawal rates declined slightly, as demand for withdrawal rates was unusually high in Q1/07. The result of the logistics business therefore improved significantly, rising by 67%.

Doljchim, Petrom's fertilizer plant contributed EUR 1.1 mn to the clean EBIT in 6m/08.

Group interim financial statements and notes (unaudited)

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the six months ended June 30, 2008, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2007.

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in preparation of the Group's annual financial statements for the year ended December 31, 2007. The valuation methods in effect on December 31, 2007, remain unchanged.

The interim consolidated financial statements for 6m/08 are unaudited and an external review by an auditor was not performed.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2007, the consolidated Group changed as follows:

In E&P, OMV (EGYPT) Exploration GmbH, Vienna, is fully consolidated since Q1/08.

In R&M, the remaining 20.33% interest in Wärme-Energie Vorarlberg Beratung- und Handels GmbH, Lustenau, was acquired as of January 1, 2008 and merged into OMV Wärme VertriebsgmbH. The interest held in Petrol Ofisi A.S., which is consolidated at-equity, was increased by a further 1.17% to 40.75% at the end of June 2008.

Seasonality and cyclicality

Seasonality is of significance especially in G&P and R&M; for details please refer to the section Business segments.

In addition to the interim financial statements and notes, further information on main items affecting the interim financial statements as of June 30, 2008, is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q1/08	Q2/08	Q2/07	Consolidated statement of income in EUR mn	6m/08	6m/07	2007
5,954.63	6,964.64	4,581.48	Sales revenues	12,919.27	9,175.54	20,042.04
(45.23)	(64.27)	(50.54)	Direct selling expenses	(109.51)	(103.53)	(216.17)
(4,802.97)	(5,405.61)	(3,577.60)	Production costs of sales	(10,208.58)	(7,286.63)	(15,953.35)
1,106.42	**1,494.75**	**953.34**	**Gross profit**	**2,601.18**	**1,785.38**	**3,872.52**
62.58	56.85	33.48	Other operating income	119.43	100.51	211.93
(185.76)	(206.57)	(218.69)	Selling expenses	(392.33)	(442.30)	(900.20)
(67.99)	(76.01)	(84.39)	Administrative expenses	(144.00)	(157.13)	(323.79)
(26.79)	(82.74)	(39.84)	Exploration expenses	(109.54)	(57.18)	(221.20)
(3.68)	(2.63)	(0.45)	Research and development expenses	(6.31)	(3.07)	(15.46)
(89.65)	(232.49)	(81.38)	Other operating expenses	(322.14)	(152.18)	(439.32)
795.13	**951.16**	**562.08**	**Earnings before interest and taxes (EBIT)**	**1,746.29**	**1,074.04**	**2,184.49**
37.32	66.31	78.78	Income from associated companies	103.63	121.60	298.00
9.51	80.40	27.89	Dividend income	89.90	39.91	53.23
(50.18)	(39.40)	(7.00)	Net interest income / (expenses)	(89.58)	(26.08)	(127.43)
(18.43)	(14.71)	(33.75)	Other financial income and expenses	(33.14)	(36.08)	3.84
(21.78)	**92.60**	**65.92**	**Net financial result** [1]	**70.82**	**99.36**	**227.65**
773.35	**1,043.76**	**627.99**	**Profit from ordinary activities**	**1,817.11**	**1,173.39**	**2,412.14**
(207.27)	(262.01)	(146.95)	Taxes on income	(469.28)	(291.83)	(569.34)
566.07	**781.76**	**481.05**	**Profit from ordinary activities post taxes**	**1,347.83**	**881.56**	**1,842.80**
566.07	**781.76**	**481.05**	**Net income for the period**	**1,347.83**	**881.56**	**1,842.80**
445.74	**683.81**	**411.41**	**thereof attributable to own shareholders**	**1,129.55**	**743.18**	**1,578.84**
120.33	97.94	69.64	thereof attributable to minority interests	218.28	138.38	263.96
1.49	**2.29**	**1.38**	**Basic earnings per share in EUR**	**3.78**	**2.49**	**5.29**
1.49	2.29	1.37	Diluted earnings per share in EUR	3.78	2.48	5.28
–	–	–	**Dividend per share in EUR**	–	–	**1.25**

[1] Positions within the financial result have been reclassified according to IFRS 7 applied for the first time in Q4/07. Figures for previous periods have been adjusted accordingly.

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
37.32	**66.31**	**78.78**	**(16)**	**Income from associated companies**	**103.63**	**121.60**	**(15)**	**351.23**
49.44	25.89	47.95	(46)	thereof Borealis	75.33	87.50	(14)	186.06
(16.18)	38.74	29.75	30	thereof Petrol Ofisi	22.57	33.42	(32)	103.94
–	–	(2.14)	n.a.	thereof AMI	–	(7.30)	n.a.	(14.08)
3.87	1.22	0.02	n.m.	thereof Oberösterreichische Ferngas	5.09	3.31	54	12.55

Notes to the income statement

Second quarter 2008 (Q2/08)

The 52% increase in **consolidated sales** compared to Q2/07 was mainly driven by high crude and product prices. R&M represented 87% of total consolidated sales, G&P accounted for 10% and E&P for approximately 3% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 951 mn, was 69% above the level of Q2/07, with high oil prices more than offsetting the weaker USD and the slightly lower OMV indicator refining margin that was impacted by the high cost of own energy consumption. **Petrom group** contributed EUR 235 mn to the Group EBIT, despite substantial net special expenses, a 38% increase compared to Q2/07. In Q2/08, **net special charges** of EUR 132 mn – mainly related to provisions for litigations in Romania and personnel restructuring costs – were recorded. Since end of 2007, Petrom is involved in litigation initiated by a number of former and current employees based on a different interpretation of some of the clauses of the Petrom Collective Bargaining Agreement for Easter and Christmas bonuses. After careful consideration and based on the outcome of court decisions received until June Petrom has provided in its accounts an additional amount of EUR 124 mn in Q2/08

to cover this potential risk. **Clean EBIT** increased by 86% to EUR 1,083 mn; the contribution of **Petrom** to the Group's clean EBIT was EUR 361 mn, 109% above last year's level.

The **net financial result** was with EUR 93 mn well above last year's level. The higher MOL dividend income (EUR 78 mn) and the increasing Petrol Ofisi equity result more than compensated for the weaker net interest result as a consequence of an overall higher gearing level and the market-driven weaker Borealis at-equity result.

Current taxes on income of the Group were EUR 261 mn and expense from **deferred taxes** of EUR 1 mn were recognized in Q2/08. The **effective tax rate** of the Group was 25% in Q2/08 (Q2/07: 23%). This slight increase is attributable to the relative decline of profit contribution of at-equity consolidated entities in 2008 compared to the previous year and to the strong profit contribution of high-taxed E&P results.

Net income after minorities (i.e. net income attributable to own shareholders) was EUR 684 mn, up 66% on Q2/07. Minority interests were EUR 98 mn. **Clean net income after minorities** was EUR 741 mn (Q2/07: EUR 435 mn). **EPS** for the quarter were EUR 2.29, **clean EPS** were at EUR 2.48 (Q2/07: EUR 1.38 and EUR 1.46 respectively).

Compared to Q1/08, sales increased, mainly driven by higher crude and product prices. EBIT was up by 20%, increasing E&P results driven by high oil prices and increasing R&M results favoured by positive inventory effects more than offsetting seasonally weaker G&P results. In Q2/08, clean EBIT increased by 37% compared to Q1/08 and excluded special charges – mainly related to provisions for litigations and personnel costs in Romania. The net financial result was well above Q1/08, mainly due to the MOL dividend income recorded in Q2/08 and the stronger Petrol Ofisi at-equity results, driven by positive FX-effects and higher seasonal demand. The effective corporate tax rate was 25% (Q1/08: 27%). This decrease was mainly caused by tax-free dividend income, whereas the additional increase of E&P results partly compensated for this effect. Net income after minorities was up by 53% compared to Q1/08. Clean net income after minorities increased by 67%.

January – June 2008 (6m/08)

The 41% increase in **consolidated sales** compared to 6m/07 was mainly driven by high crude and product prices. R&M represented 83% of total consolidated sales, G&P accounted for 13% and E&P for approximately 3% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 1,746 mn, was 63% above the level of 6m/07, with high oil prices more than offsetting the weaker USD and the slightly lower OMV indicator refining margins that were burdened by the high cost of own energy consumption. The EBIT contribution of **Petrom group** increased, despite substantial net special expenses, to EUR 512 mn, 67% higher than in 6m/07. In 6m/08, **net special charges** of EUR 129 mn – mainly related to personnel costs and provisions for litigations in Romania – were recorded. **Clean EBIT** increased by 76% to EUR 1,875 mn; the contribution of Petrom to the Group's clean EBIT was EUR 635 mn, 118% above last year's level.

The **net financial result** at EUR 71 mn came in below previous year's level, mainly as a result of the weaker net interest result due to an overall higher gearing level and the market-driven weaker contribution from Borealis to the at-equity result, which were partly offset by the higher MOL dividend income.

Current taxes on the income of the Group were EUR 452 mn and expenses from **deferred taxes** of EUR 17 mn were recognized in 6m/08. The **effective corporate tax rate** was 26% (6m/07: 25%). This slight increase was attributable to the strong profit contribution of high-taxed E&P results.

Net income after minorities was EUR 1,130 mn, up 52% on 6m/07. Minority interests were EUR 218 mn (6m/07 EUR 138 mn). **Clean net income after minorities** was EUR 1,185 mn (6m/07: EUR 752 mn). **EPS** were EUR 3.78, **clean EPS** were at EUR 3.97 (6m/07: EUR 2.49 and EUR 2.52 respectively).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	June 30, 2008	Dec. 31, 2007
Assets		
Intangible assets [1]	819.45	521.32
Property, plant and equipment [1]	9,711.43	8,928.65
Investments in associated companies	2,070.50	2,125.63
Other financial assets	2,946.51	3,167.74
Other assets	37.50	16.50
Non-current assets	**15,585.39**	**14,759.85**
Deferred taxes	**86.22**	**55.53**
Inventories	2,608.89	2,444.17
Trade receivables	2,891.63	2,409.20
Other financial assets	475.11	594.04
Income tax receivables	92.57	61.83
Other assets	175.37	193.98
Cash and cash equivalents	574.81	699.56
Non current assets held for sale	7.90	31.34
Current assets	**6,826.27**	**6,434.13**
Total assets	**22,497.88**	**21,249.51**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	8,245.97	7,838.69
Stockholders' equity	**8,545.97**	**8,138.69**
Minority interests	2,236.76	2,200.83
Equity	**10,782.73**	**10,339.52**
Provisions for pensions and similar obligations	957.63	923.06
Bonds	449.72	466.99
Interest-bearing debts	1,290.63	448.81
Provisions for decommissioning and restoration obligations	1,614.67	1,555.95
Other provisions	268.36	276.22
Other financial liabilities	235.41	93.06
Other liabilities	18.67	16.42
Non-current liabilities	**4,835.09**	**3,780.51**
Deferred taxes	**352.75**	**307.82**
Trade payables	2,795.39	2,195.62
Bonds	–	–
Interest-bearing debts	1,462.54	2,514.83
Provisions for income taxes	202.63	85.37
Other provisions	409.66	422.93
Other financial liabilities	667.68	694.99
Other liabilities	988.35	880.37
Liabilities associated with assets held for sale	1.07	27.56
Current liabilities	**6,527.32**	**6,821.67**
Total equity and liabilities	**22,497.88**	**21,249.51**

[1] From Q1/08 onwards, unproved mineral property and related assets have been reclassified and are shown as part of intangible assets. Figures for previous periods have been adjusted accordingly.

Notes to the balance sheet as of June 30, 2008

Capital expenditure decreased to EUR 1,580 mn (6m/07: EUR 2,088 mn), mainly due to significantly lower investments in the Corporate and Other (Co&O) segment. The Co&O CAPEX in 6m/07 was inflated by the increase of OMV's stake in the Hungarian oil and gas company, MOL, from 10% to 18.9% until end of June 2007.

E&P invested EUR 1,135 mn (6m/07: EUR 523 mn) mainly in the acquisition of the oil service activities of Petromservice, field developments in Romania, Austria, the UK, Kazakhstan and New Zealand and a signature bonus agreed with the Libyan NOC for the Nafoora Augila oil field. CAPEX in the **R&M** segment amounted to EUR 322 mn (6m/07: EUR 412 mn), and includes mainly investments in quality-enhancement projects in Austria and Romania. CAPEX in the **G&P** segment of EUR 89 mn (6m/07: EUR 73 mn) related mainly to investments in the Brazi power plant and in the fertilizer plant, Doljchim, as well as the West-Austria gas pipeline (WAG) expansion project. CAPEX in the **Co&O** segment was EUR 33 mn (6m/07: EUR 1,080 mn, of which EUR 1,042 mn related to MOL).

Compared to year-end 2007, **total assets** increased by EUR 1,248 mn or 5.9% to EUR 22,498 mn. This was mainly related to a significant increase in property, plant and equipment (from EUR 8,929 mn at the end of 2007 to EUR 9,711 mn at the end of June 2008) as well as an increase in trade receivables of EUR 482 mn. The decrease in financial assets partly compensated the above-mentioned increases and was driven by the reduction in investments in securities as well as a reduction in the value of the MOL stake, due to the fall in MOL's share price.

Equity increased by approximately 4%. The Group's **equity ratio** of 48% decreased slightly compared with year-end 2007 (49%).

The total **number of own shares** held by the Company amounted to 1,237,875 as of June 30, 2008 (December 31, 2007: 1,269,066).

As of June 30, 2008, short- and long-term borrowings and bonds stood at EUR 3,203 mn (December 31, 2007: EUR 3,431 mn) while cash and cash equivalents (including current securities and investments) decreased to EUR 575 mn (December 31, 2007: EUR 978 mn). OMV therefore slightly increased its **net debt** position to EUR 2,628 mn, compared to EUR 2,453 mn at the end of 2007.

As of June 30, 2008, the **gearing ratio** stood at 24.4% (December 31, 2007: 23.7%).

Cash flows (unaudited)

Q1/08	Q2/08	Q2/07	Summarized statement of cash flows in EUR mn	6m/08	6m/07	2007
566.07	781.76	481.05	Net income for the period	1,347.83	881.56	1,842.80
204.38	272.06	209.61	Depreciation and amortization	476.44	415.61	977.46
(3.24)	(0.82)	(0.40)	Write-ups of non-current assets	(4.06)	(1.51)	(5.69)
16.15	1.56	34.60	Deferred taxes	17.72	36.91	22.97
15.48	(10.44)	11.36	Losses/(gains) on the disposal of non-current assets	5.04	8.07	17.43
(6.29)	(1.37)	(32.37)	Net change in provisions for pensions and severance payments	(7.66)	(50.82)	(58.30)
(17.24)	19.96	(7.54)	Net change in other long-term provisions and abandonment payments	2.72	13.42	89.10
(5.53)	(157.04)	(70.38)	Other adjustments	(162.57)	(50.05)	(214.79)
769.77	**905.67**	**625.93**	**Sources of funds**	**1,675.45**	**1,253.20**	**2,670.98**
214.39	(450.54)	(31.86)	(Increase)/decrease in inventories	(236.15)	(260.75)	(500.17)
(52.86)	(481.17)	93.36	(Increase)/decrease in receivables	(534.03)	(90.44)	(755.67)
(112.33)	956.72	(234.99)	(Decrease)/increase in liabilities	844.39	231.32	553.01
(5.94)	154.66	2.82	(Decrease)/increase in short-term provisions	148.72	(7.39)	98.11
–	–	0.00	Other changes	–	0.00	–
813.04	**1,085.34**	**455.26**	**Net cash from operating activities**	**1,898.38**	**1,125.94**	**2,066.25**
			Investments			
(1,012.91)	(630.56)	(471.06)	Intangible assets and property, plant and equipment	(1,643.47)	(981.15)	(2,317.82)
(44.72)	(74.32)	(1,086.04)	Investments, loans and other financial assets	(119.04)	(1,111.17)	(1,419.34)
(1.08)	–	(4.59)	Acquisitions of subsidiaries net of cash acquired	(1.08)	(5.18)	(3.98)
276.02	3.27	4.32	(Increase)/decrease in short-term financial assets and assets held for sale	279.29	36.73	26.23
			Disposals			
206.19	20.15	9.04	Proceeds from sale of non-current assets	226.34	67.92	125.73
–	–	15.78	Proceeds from the sale of subsidiaries, net of cash disposed	–	15.78	15.76
(576.50)	**(681.46)**	**(1,532.55)**	**Net cash used in investing activities**	**(1,257.96)**	**(1,977.08)**	**(3,573.42)**
14.13	881.27	3.40	Increase in long-term borrowings	895.40	5.85	23.19
(5.30)	(41.82)	(15.28)	Repayments of long-term borrowings	(47.12)	(214.57)	(232.05)
–	–	–	Repurchase of convertible bonds	–	(1.12)	(1.12)
–	(0.04)	–	Repurchase of own shares	(0.04)	(64.86)	(64.86)
(279.63)	(777.42)	1,006.92	(Decrease)/increase in short-term borrowings	(1,057.05)	990.55	1,421.34
–	(547.09)	(461.55)	Dividends paid	(547.09)	(468.23)	(487.21)
1.27	0.04	–	Capital introduced including sale of treasury shares	1.31	–	0.96
(269.53)	**(485.06)**	**533.49**	**Net cash from financing activities**	**(754.59)**	**247.63**	**660.25**
(15.46)	4.88	43.12	Effect of exchange rate changes on cash and cash equivalents	(10.58)	48.78	(17.78)
(48.45)	**(76.31)**	**(500.69)**	**Net (decrease)/increase in cash and cash equivalents**	**(124.76)**	**(554.72)**	**(864.70)**
699.56	651.11	1,510.23	Cash and cash equivalents at beginning of period	699.56	1,564.26	1,564.26
651.11	**574.81**	**1,009.54**	**Cash and cash equivalents at end of period**	**574.81**	**1,009.54**	**699.56**

Notes to the cash flows

In 6m/08, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an inflow of funds of EUR 640 mn (6m/07: outflow of EUR 851 mn). Dividends of EUR 547 mn were paid out in 6m/08 to OMV shareholders and minority interests (6m/07: EUR 468 mn). **Free cash flow less dividend payments** resulted in a cash inflow of EUR 93 mn (6m/07: outflow of EUR 1,319 mn).

The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change of provisions, non-cash income from investments and other positions, was EUR 1,675 mn (6m/07: EUR 1,253 mn); **net working capital** generated an additional cash inflow of EUR 223 mn (6m/07: cash outflow of EUR 127 mn).

Cash flow from investing activities (outflow of EUR 1,258 mn, 6m/07: outflow of EUR 1,977 mn) included – apart from payments for investments in intangible assets and property, plant and equipment – cash inflows from the disposals of financial assets. **Cash flow from financing activities** reflected an outflow of funds amounting to EUR 755 mn (6m/07: inflow of funds of EUR 248 mn), mainly resulting from dividend payments.

Changes in stockholders' equity (unaudited)

in EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2008	300,000	782,385	6,318,288	751,943	(13,929)	8,138,687	2,200,833	10,339,520
Unrealized gains/(losses)								
on revaluation of securities:								
Profit/(loss) for the year before taxes on income				(241,050)		(241,050)	(559)	(241,608)
Income taxes				(623)		(623)	90	(533)
Realized (gains)/losses recognized in income statement before taxes on income				19,653		19,653		19,653
Income taxes				(4,913)		(4,913)		(4,913)
on revaluation of hedges:								
Profit/(loss) for the year before taxes on income				(2,846)		(2,846)	15,318	12,472
Income taxes				1,033		1,033	(3,830)	(2,797)
Realized (gains)/losses recognized in income statement before taxes on income				15,332		15,332	(7,142)	8,190
Income taxes				(4,202)		(4,202)	1,682	(2,520)
Exchange differences from translation of foreign operations				(123,777)		(123,777)	(5,949)	(129,726)
Realized (gains)/losses recognized in income statement				(8,128)		(8,128)	(7,809)	(15,937)
Gains/(losses) recognized directly in equity net of taxes on income				(349,521)		(349,521)	(8,198)	(357,719)
Net income for year			1,129,552			1,129,552	218,276	1,347,828
Total gains/(losses) for the year			1,129,552	(349,521)		780,032	210,077	990,109
Dividends paid			(373,453)			(373,453)	(173,635)	(547,088)
Repurchase of own shares					(40)	(40)		(40)
Sale of own shares		930			378	1,308		1,308
Increase/(decrease) in minority interests			(565)			(565)	(515)	(1,080)
June 30, 2008	300,000	783,315	7,073,823	402,422	(13,591)	8,545,969	2,236,761	10,782,730

in EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2007	300,003	795,298	5,042,902	854,989	(14,141)	6,979,051	2,197,209	9,176,260
Unrealized gains/(losses)								
on revaluation of securities:								
Profit/(loss) for the year before taxes on income				329,887		329,887	(2,494)	327,393
Income taxes				1,424		1,424	400	1,824
Realized (gains)/losses recognized in income statement before taxes on income				1,075		1,075	1,032	2,107
Income taxes				(172)		(172)	(166)	(338)
on revaluation of hedges:								
Profit/(loss) for the year before taxes on income				17,925		17,925	10,699	28,624
Income taxes				(5,096)		(5,096)	(2,731)	(7,827)
Realized (gains)/losses recognized in income statement before taxes on income				(7,597)		(7,597)	1,411	(6,186)
Income taxes				2,785		2,785	38	2,823
Recycling to acquisition cost				(11,296)		(11,296)	4,121	(7,175)
Income taxes				5,236		5,236	(659)	4,577
Exchange differences from translation of foreign operations				182,530		182,530	147,308	329,838
Gains/(losses) recognized directly in equity, net of taxes on income				516,701		516,701	158,959	675,660
Net income for year			743,182			743,182	138,381	881,563
Total gains/(losses) for the year			743,182	516,701		1,259,883	297,340	1,557,223
Dividend distribution			(311,940)			(311,940)	(156,286)	(468,226)
Repurchase of own shares					(64,861)	(64,861)		(64,861)
Repurchase of convertible bonds		(255)				(255)		(255)
Converting of convertible bonds		(13,366)			64,727	51,361		51,361
Redemption of convertible bonds		(6)				(6)		(6)
Capital decrease	(3)	3	(99)		99	0		0
Increase/(decrease) in minority interests			358			358	(358)	0
June 30, 2007	**300,000**	**781,674**	**5,474,403**	**1,371,690**	**(14,178)**	**7,913,591**	**2,337,905**	**10,251,496**

Dividends

On May 14, 2008, the Annual General Meeting approved the payment of a dividend of EUR 1.25 per share, 19% up on last year (EUR 1.05 per share). This resulted in a total dividend payment of EUR 373 mn to OMV shareholders, compared to EUR 312 mn last year. In 6m/08, dividend payments to minorities amounted to EUR 174 mn, of which EUR 149 mn related to minority shareholders of Petrom.

Primary segment reporting

Sales [1]

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
1,181	1,404	987	42	Exploration and Production	2,585	1,879	38	4,247
4,705	6,047	3,851	57	Refining and Marketing	10,751	7,350	46	16,312
1,061	735	573	28	Gas and Power	1,797	1,462	23	3,096
72	85	81	5	Corporate and Other	157	147	7	261
7,019	**8,271**	**5,492**	**51**	**Segment subtotal**	**15,290**	**10,838**	**41**	**23,916**
(1,065)	(1,306)	(911)	43	less: internal sales	(2,371)	(1,663)	43	(3,874)
5,955	**6,965**	**4,581**	**52**	**OMV Group**	**12,919**	**9,176**	**41**	**20,042**

[1] Consolidation book entries were allocated to the respective business segments.

EBIT [1]

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
679	752	442	70	Exploration and Production	1,431	863	66	1,933
43	200	94	113	Refining and Marketing	243	123	98	84
88	27	42	(36)	Gas and Power	115	121	(5)	244
(15)	(28)	(16)	79	Corporate and Other	(43)	(33)	33	(77)
795	**951**	**562**	**69**	**Segment subtotal**	**1,746**	**1,074**	**63**	**2,184**
4	**(132)**	**(22)**	**n.m.**	**Special items**	**(129)**	**10**	**n.m.**	**(192)**
–	(13)	(7)	74	thereof: Personnel and restructuring	(13)	(7)	74	(79)
–	(10)	(7)	33	Unscheduled depreciation	(10)	6	n.m.	(86)
4	16	–	n.m.	Asset disposal	20	19	9	26
0	(126)	(7)	n.m.	Other	(127)	(7)	n.m.	(52)
792	**1,083**	**584**	**86**	**OMV Group clean EBIT** [2]	**1,875**	**1,064**	**76**	**2,377**
679	812	448	81	thereof: Exploration and Production	1,491	837	78	1,978
40	256	107	140	Refining and Marketing	296	136	118	224
88	43	42	3	Gas and Power	131	121	8	250
(15)	(28)	(14)	104	Corporate and Other	(43)	(31)	42	(76)

[1] Consolidation book entries were allocated to the respective business segments.
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

EBITD [1]

Q1/08	Q2/08	Q2/07	Δ%	in EUR mn	6m/08	6m/07	Δ%	2007
784	906	552	64	Exploration and Production	1,690	1,083	56	2,458
127	292	182	60	Refining and Marketing	419	293	43	474
95	42	45	(6)	Gas and Power	137	129	6	269
(6)	(17)	(7)	138	Corporate and Other	(23)	(16)	45	(39)
1,000	**1,223**	**772**	**59**	**OMV Group**	**2,223**	**1,490**	**49**	**3,161**

[1] Consolidation book entries were allocated to the respective business segments.

Other notes

Significant transactions with related parties

With the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH, business transactions in the form of supplies of goods and services take place on a constant and regular basis.

Subsequent events

Please refer to the explanations given within the section Outlook of the Directors' report.

Declaration of the management

We confirm to the best of our knowledge that the interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group Directors' report gives a true and fair view of important events that have occurred during the first six months of the financial year and their impact on the interim financial statements, of the principal risks and uncertainties for the remaining six months of the financial year and of the major related party transactions to be disclosed.

Vienna, August 4, 2008

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David C. Davies

Helmut Langanger

Economic environment: Oil prices and exchange rates


200
180
160
140
120
100
80
Q3/07
Q4/07
Q1/08
Q2/08
Brent
EUR/USD
EUR/RON

Crude oil demand grew by 0.8 mn bbl/d to 86.4 mn bbl/d in 6m/08. The overall increase resulted from a 0.6 mn bbl/d decrease in demand in the OECD area (especially USA) and a 1.4 mn bbl/d increase in non-OECD countries. About one third of the additional demand came from China, but also South America and the Middle East showed an increase.

World production at 86.7 mn bbl/d was 1.6% above the level of 6m/07, thus exceeding global demand by 0.3 mn bbl/d and resulting in increased reserves. OPEC's oil production was at 32.3 mn bbl/d and NGL volumes were at 5 mn bbl/d in 6m/08. Thus excluding the new member country Ecuador, production rose by 5%, or 1.5 mn bbl/d compared to 6m/07, with both Saudi Arabia and Iraq seeing an increase of 0.5 mn bbl/d each, as well as Kuwait and Angola producing more. Within OPEC, production continued to decline in Nigeria and Venezuela. Also in the non-OPEC countries (mainly OECD members and in South America), the production levels could not be sustained (decline of 0.9 mn bbl/d). In the CIS countries however, production slightly increased by 0.1 mn bbl/d or 1%.

The average **Brent price** in 6m/08 was at USD 109.05/bbl, 73% higher than in 6m/07 (USD 63.21/bbl). Since January 2008, Brent increased by 45%; on March 1, it exceeded the USD 100 mark for the first time, and reached its all-time high at USD 144.22/bbl on July 3. The reasons for the significant increase are mainly supply and demand, inflationary pressure and the weak USD. Also concerns about crude oil delivery disruptions and the nuclear programme crisis in Iran as well as more scepticism about realisable increases in production supported the record high oil price. The average **Urals price** in 6m/08 was USD 105.22/bbl, 76% above 6m/07.

The weakness of the USD was additionally enhanced by the divergent interest rate policies of the central banks. The average **EUR/USD** exchange rate was 1.530 compared to 1.329 in 6m/07, i.e. a 15% weaker USD. The **Romanian leu (RON)** weakened in 6m/08 against the EUR to an average of 3.670/EUR, 10% below 6m/07.

Q1/08	Q2/08	Q2/07	Δ%		6m/08	6m/07	Δ%	2007
96.71	121.18	68.75	76	Average Brent price in USD/bbl	109.05	63.21	73	72.39
93.00	117.24	65.30	80	Average Urals price in USD/bbl	105.22	59.74	76	69.38
1.498	1.562	1.348	16	Average EUR/USD FX-rate	1.530	1.329	15	1.371
3.690	3.652	3.274	12	Average EUR/RON FX-rate	3.670	3.331	10	3.335
2.465	2.338	2.432	(4)	Average USD/RON FX-rate	2.400	2.507	(4)	2.436
4.13	9.44	6.64	42	NWE refining margin in USD/bbl	6.79	5.38	26	4.88
3.70	6.26	7.22	(13)	Med Urals refining margin in USD/bbl	4.98	6.46	(23)	5.32

Source: Reuters

Stock watch



130
120
110
100
90
80
70
60
Q3/07
Q4/07
Q1/08
Q2/08
FTSE Global Energy
OMV
FTSE Eurotop 100
ATX prime

After a weaker performance in Q1/08, the **OMV share** price strongly recovered in Q2/08, where it started at its quarterly low of EUR 42.19 on April 2 and reached its high of EUR 56.90 on May 21. The share price finished Q2/08 at EUR 49.86. Thus, overall, the price for OMV shares on the Vienna Stock Exchange increased by 19% in Q2/08.

International financial markets showed a mixed picture with a considerably weaker performance of the FTSE Eurotop 100 (down by 6%) and the Dow Jones (down by 7%). On the winner side were the Nikkei (+8%) and the Austrian lead index ATX (+5%). The FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) increased by 18%.

ISIN: AT0000743059	Market capitalisation (June 30)	EUR 14,896 mn
Vienna Stock Exchange: OMV	Last (June 30)	EUR 49.86
Reuters: OMV.VI	Year's high (January 8)	EUR 57.80
Bloomberg: OMV AV	Year's low (March 20)	EUR 40.71
ADR Level I: OMVKY	Shares outstanding (June 30)	298,762,125
	Shares outstanding (weighted) in Q2/08	298,762,001
ISIN: AT0000341623	3.75% OMV bond (2003-2010)	

Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; Co&O: Corporate and Other; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; FX: foreign exchange; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: tons; TRY: Turkish lira; USD: US dollar

OMV contacts

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Thomas Huemer, Press Office — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Homepage: www.omv.com

END